Exhibit 99.1

WeRide Brings Robotaxis to Dubai with Dubai’s Road and Transport Authority and Uber

DUBAI, United Arab Emirates, April 02, 2025 -- WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, is integrating its self-driving robotaxis into Dubai’s public transportation system through a partnership with Dubai’s Road and Transport Authority (RTA) and Uber Technologies, Inc. (NYSE: UBER). This collaboration marks a significant milestone in WeRide and Uber’s mission to make autonomous mobility a global reality, reinforcing their position as the partners of choice in bringing cutting-edge technology closer to people.

Renowned for its safe and reliable performance, WeRide made history in July 2023 by securing the UAE’s first national license for self-driving vehicles on public roads—the first national-level driverless license in the Middle East and even globally, covering all types of autonomous vehicles (AVs). WeRide’s latest launch in Dubai follows its successful robotaxi launch in Abu Dhabi in 2021, making it the leading autonomous mobility technology provider in the Middle East. This launch also represents the second city in the region where WeRide and Uber are collaborating to bring cutting-edge autonomous mobility solutions to the public.

His Excellency Mattar Al Tayer, Director General, Chairman of the Board of Executive Directors of RTA, said: “This partnership with Uber, starting with WeRide as the technology partner, represents a crucial step in advancing Dubai’s Self-Driving Transport Strategy, which aims to transform 25% of all journeys in the city into autonomous trips across various transport modes by 2030. This collaboration underscore RTA’s commitment to engaging with global technology leaders and forms part of a series of autonomous mobility trials launched in 2016, which have grown in diversity over the past years.”

Jennifer Li, Chief Financial Officer and Head of International Business at WeRide, stated: “Dubai marks a natural step forward in our commitment to advancing mobility in the Middle East as well as our continued global expansion. We believe our advanced autonomous driving technology and operational experience combined with Uber’s powerful global mobility platform will help us serve millions of consumers in cities around the world.”

WeRide, Uber and RTA will collaborate on pilot programs, leveraging Uber’s technology to match riders with WeRide's robotaxis while ensuring a seamless and user-friendly experience. The partnership will also explore data insights, safety protocols, and regulatory frameworks to support a smooth transition to autonomous mobility in Dubai.

Noah Zych, Uber’s Global Head of Autonomous Mobility and Delivery Operations, said: “We’re thrilled to be working with Dubai’s Road and Transport Authority to bring autonomous vehicles onto the Uber platform, starting with our technology partner WeRide. At Uber, we’re building the future of transportation, working with the world’s leading autonomous vehicle developers to help commercialize and deploy this technology at scale around the world.”

He added: “With WeRide as our first AV technology partner in the UAE, we’re providing riders with a reliable and forward-thinking mobility solution that aligns with the country’s ambitions for smart cities and future transport.”

This partnership in Dubai builds on WeRide’s global expertise in autonomous driving and Uber’s global leadership in ride-hailing and mobility solutions, positioning Dubai as a pioneering hub for smart transportation.

More details on the launch and next steps for the autonomous vehicle pilot in Dubai will be announced in the coming months.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. The company operates in over 30 cities across 10 countries, holding driverless permits in China, the UAE, Singapore, France and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune Magazine’s 2024 “The Future 50” list.

Media Contact for WeRide: pr@weride.ai

About Uber

Uber’s mission is to create opportunity through movement. We started in 2010 to solve a simple problem: how do you get access to a ride at the touch of a button? More than 58 billion trips later, we’re building products to get people closer to where they want to be. By changing how people, food, and things move through cities, Uber is a platform that opens up the world to new possibilities.

Media Contact: press@uber.com

Investor Contact: investor@uber.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this press release is as of the date of this press release, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.